Exhibit 99.1

Perdigão S.A.

Notice to Shareholders – 02/10/2005

The Board of Directors, in a meeting held on February 10, 2005, approved the distribution of dividends to shareholders.

The payment will begin on February 28, 2005, in the rate of R$ 0.28490056 per share.

For further information, please contact:

Investor Relations Department

Av. Escola Politécnica, 760 – 2nd Floor

05350-901 - São Paulo - SP – Brazil

Telephones: (5511) 3718-5301/5306/5465

Fax: (5511) 3718-5297

E-mail: acoes@perdigao.com.br

São Paulo (SP), February 10, 2005

Wang Wei Chang

Chief Financial Officer